June 10, 2014

VIA EDGAR

The United States Securities and

Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-8629

Subject: Nationwide Life Insurance Company

Registration Statement, 1933 Act File No. 333-196226

CIK No.: 0001127203

Accession Number: 0001193125-14-211338

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (“Securities Act”), Nationwide Life Insurance Company (“Nationwide”) respectfully requests the withdrawal of the registration statement, filed May 23, 2014, File No. 333-196226, with all exhibits thereto (“the Registration Statement”).

Nationwide’s request is driven by the SEC staff’s instruction to withdraw the Registration Statement and refile it under Rule 429 of the Securities Act. Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable.

Nationwide confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions concerning this matter, please contact me at 614-677-6123.

Sincerely yours,

Nationwide Life Insurance Company

/s/ BEN MISCHNICK

Ben Mischnick

Assistant General Counsel